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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           BERGEN BRUNSWIG CORPORATION
                                (Name of Issuer)

                     Common Stock, Par Value $1.50 Per Share
                         (Title of Class of Securities)

                                   083739102
                                 (CUSIP Number)

                                 June 16, 1999**
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [ ]        Rule 13d-1(b)

              [X]        Rule 13d-1(c)

              [ ]        Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

** The transaction by which the Reporting Person received the Issuer shares occurred on April 22, 1999. However, the Reporting Person did not receive such shares until June 16, 1999.

                         (Continued on following pages)

                                Page 1 of 5 Pages

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CUSIP NO. 083739102                SCHEDULE 13G

                             (cover page continued)

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Counsel Corporation

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                                 (A) [ ]
                                                                 (B) [ ]

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION
       Ontario, Canada

NUMBER OF SHARES    5.    SOLE VOTING POWER

                          7,832,655**

BENEFICIALLY        6.    SHARED VOTING POWER

                          None

OWNED BY EACH       7.    SOLE DISPOSITIVE POWER

                          7,832,655**

REPORTING PERSON    8.    SHARED DISPOSITIVE POWER

                          None

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       7,832,655**

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.8%

12.    TYPE OF REPORTING PERSON

       CO

** 5,682,344 of these shares are owned by Stadt Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of the Reporting Person located at 9 East Lookerman Street, Dover, DE 19901.



                                Page 2 of 5 Pages


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                                  SCHEDULE 13G


ITEM 1(A).      NAME OF ISSUER:   BERGEN BRUNSWIG CORPORATION

ITEM 1(B).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     4000 Metropolitan Drive, Orange, California 92868

ITEM 2(A).      NAME OF PERSON FILING:  Counsel Corporation

ITEM 2(B).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     130 King Street West, Suite 1300, Toronto, Ontario, Canada M5X 1E3

ITEM 2(C).      CITIZENSHIP:  Ontario, Canada

ITEM 2(D). TITLE OF CLASS OF SECURITIES: Common Stock, Par Value $1.50 per share

ITEM 2(E).      CUSIP NUMBER:  083739102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS:

           (A)  [ ] BROKER OR DEALER REGISTERED UNDER THE ACT

           (B)  [ ] BANK AS DEFINED IN SECTION 3(A)(6) OF THE ACT

           (C)  [ ] INSURANCE COMPANY AS DEFINED IN SECTION 3(A)(19) OF THE ACT

           (D) [ ] INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF THE INVESTMENT COMPANY ACT

           (E) [ ] INVESTMENT ADVISER REGISTERED UNDER SECTION 203 OF THE INVESTMENT ADVISERS ACT OF 1940

           (F) [ ] EMPLOYEE BENEFIT PLAN, PENSION FUND WHICH IS SUBJECT TO THE PROVISIONS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 OR ENDOWMENT FUND; SEE SS.240.13D-1(B)(1)(II)(F)

           (G)  [ ] PARENT HOLDING COMPANY, IN ACCORDANCE WITH
                    SS.240.13D-1(B)(II)(G); SEE ITEM 7

           (H)  [ ] GROUP, IN ACCORDANCE WITH SS.240.13D-1(B)(1)(II)(H)

ITEM 4.    OWNERSHIP:

           (A)  AMOUNT BENEFICIALLY OWNED:   7,832,655**

           (B)  PERCENT OF CLASS: 5.8%



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                                  SCHEDULE 13G


         (C)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (I)    SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                         7,832,655**

                  (II)   SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                         None

                  (III)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                         7,832,655**

                  (IV)   SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
OF:

                         None

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING [ ].

                  Not Applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable

ITEM 10.          CERTIFICATION.

** 5,682,344 of these shares are owned by Stadt Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of the Reporting Person located at 9 East Lookerman Street, Dover, DE 19901.



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                                  SCHEDULE 13G

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        COUNSEL CORPORATION


                                        By: /s/ Stephen Weintraub
                                           -----------------------------------
                                           Stephen Weintraub
                                           Secretary


Date:  June 21, 1999





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